UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

AVOCENT CORPORATION
(Name of Subject Company)

GLOBE ACQUISITION CORPORATION
EMERSON ELECTRIC CO.
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

053893103
(Cusip Number of Class of Securities)

Frank L. Steeves
Senior Vice President, Secretary and General Counsel
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri
Telephone: (314) 553-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Phillip R. Mills, Esq.
Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,112,035,440.60	$62,051.58

*	Estimated for purposes of calculating the filing fee only. Calculated by adding (i) the product of (A) 44,305,575 shares of common stock of Avocent Corporation (“Shares”) outstanding as of October 1, 2009 and (B) $25.00, which is the per Share tender offer price, and (ii) the product of (A) 695,580, which is the number of Shares subject to “in-the-money” options outstanding as of October 1, 2009, and (B) 6.32, which is the difference between the $25.00 per Share tender offer price and $18.68, the average weighted exercise price of such options.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .00005580.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.
Item 10. Financial Statements.
Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX
EX-(a)(1)
EX-(a)(2)
EX-(a)(3)
EX-(a)(4)
EX-(a)(5)
EX-(a)(6)
EX-(a)(7)
EX-(a)(8)
EX-(d)(2)
EX-(d)(3)

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Globe Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Emerson Electric Co., a Missouri corporation, to purchase all outstanding shares of common stock, par value $0.001 per share, of Avocent Corporation, a Delaware corporation, at $25.00 per Share in cash, without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated October 15, 2009.
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Summary Advertisement dated October 15, 2009.
(a)(7)	Avocent Acquisition — Talking Points
(a)(8)	Letter to Customers of LANDesk
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of October 5, 2009 among Avocent Corporation, Emerson Electric Co. and Globe Acquisition Corporation (incorporated by reference to the Form 8-K filed by Emerson Electric Co. on October 9, 2009).
(d)(2)	Confidentiality Agreement dated June 16, 2009 between Avocent Corporation and Emerson Electric Co.
(d)(3)	Exclusivity Agreement dated September 17, 2009 between Avocent Corporation and Emerson Electric Co.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2009

GLOBE ACQUISITION CORPORATION

By:	/s/ Craig W. Ashmore
Name:     Craig W. Ashmore
Title:     President

EMERSON ELECTRIC CO.

By:	/s/ David N. Farr
Name:     David N. Farr
Title:     Chairman, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase dated October 15, 2009.
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Summary Advertisement dated October 15, 2009.
(a)(7)	Avocent Acquisition — Talking Points
(a)(8)	Letter to Customers of LANDesk
(d)(2)	Confidentiality Agreement dated June 16, 2009 between Avocent Corporation and Emerson Electric Co.
(d)(3)	Exclusivity Agreement dated September 17, 2009 between Avocent Corporation and Emerson Electric Co.